SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the Quarterly Payment Date on September 20, 2002


                           CRUSADE MANAGEMENT LIMITED,
                           --------------------------
               as manager of the Crusade Global Trust No.2 of 2001
             (Exact name of Registrant as specified in its Charter)

             LEVEL 11, 55 MARKET STREET, SYDNEY, NSW 2000, AUSTRALIA
            ---------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]      Form 40-F []


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]            No  [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________.

OTHER EVENTS

         On the Quarterly Payment Date falling on September 20, 2002, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").

FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 2 of 2001, by the undersigned, thereunto duly authorized.


                     Crusade Management Limited,
                     as Trust Manager for the Crusade Global Trust No.2 of 2001,
                     ----------------------------------------------------------
                     (Registrant)




Dated: September 24, 2002
                             By:   /s/ Roger Desmarchelier
                                ------------------------------------------------
                             Name:  Roger Desmarchelier
                             Title: Executive Manager

EXHIBIT INDEX

--------------  ----------------------------------------------------------------
Exhibit         Description
--------------  ----------------------------------------------------------------
99.1            The Noteholders Report for the Quarterly Payment Date on
                September 20, 2002

                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.2 OF 2001
                     COUPON PERIOD ENDING 20 SEPTEMBER 2002

USD NOTES
-----------------------------------------------------------------------------------------------------------------------------------
                      FV OUTSTANDING (USD)     BOND FACTOR   COUPON RATE   COUPON PAYMENTS   PRINCIPAL PAYMENTS (USD)   CHARGE OFFS
                                                                               (USD)                                       (AUD)
                      -------------------------------------------------------------------------------------------------------------

CLASS A NOTES             563,649,564.47        70.456196%     2.05500%      3,274,230.95         59,815,548.76            0.00

-----------------------------------------------------------------------------------------------------------------------------------
                      FV OUTSTANDING (USD)     BOND FACTOR   COUPON RATE   COUPON PAYMENTS   PRINCIPAL PAYMENTS (USD)   CHARGE OFFS
                                                                               (AUD)                                       (AUD)
                      -------------------------------------------------------------------------------------------------------------
CLASS B NOTES              37,550,000.00       100.000000%     5.54000%        524,342.03                  0.00            0.00
CLASS C NOTES               3,235,000.00       100.000000%     5.76000%         46,966.88                  0.00            0.00

                                                                      31Aug02
POOL SUMMARY                                                            AUD
------------                                                    ----------------
Outstanding Balance - Variable Rate Housing Loans                  901,557,112
Outstanding Balance - Fixed Rate Loans                             195,060,249
Number of Loans                                                          8,909
Weighted Average Current LVR                                             62.21%
Average Loan Size                                                      123,091

Weighted Average Seasoning                                           26.24 mths

Weighted Average Term to Maturity                                      269 mths


PRINCIPAL COLLECTIONS                                                   AUD
---------------------                                           ----------------
Scheduled Principal Payments                                      7,332,625.26
Unscheduled Principal Payments                                  112,200,585.18
Redraws                                                           7,519,074.18

Principal Collections                                           112,014,136.26


TOTAL AVAILABLE PRINCIPAL                                              AUD
-------------------------                                       ----------------
Principal Collections                                           112,014,136.26

Principal Charge Offs                                                     0.00

Pay Back of Principal Draw                                                0.00

Total Available Principal                                       112,014,136.26

Outstanding Principal Draws From
Previous Period                                                           0.00

Principal Distributed                                           112,014,136.26
Principal Retained                                                        0.00


TOTAL AVAILABLE FUNDS                                                  AUD
---------------------                                           ----------------
Available Income                                                 21,371,429.46
Principal Draw                                                            0.00
Liquidity Draw                                                            0.00


Total Available Funds                                            21,371,429.46


REDRAW & LIQUIDITY FACILITIES                                          AUD
-----------------------------                                   ----------------
Redraw Shortfall                                                         0.00
Redraw Carryover Charge Offs                                             0.00

--------------------------------------------------------------------------------


CPR
---                                     JUN -02        JUL-02          AUG-02
                       ---------------------------------------------------------

                       1 MTH CPR        30.70%         33.13%          27.42%

ARREARS
-------
                            % OF POOL
                          (BY BALANCE)
                          ------------

31 - 59 DAYS                  0.36%
60 - 89 DAYS                  0.12%
90+ DAYS                      0.05%

DEFAULTS                      0.002%

LOSSES                         Nil